Ballard Power Systems Inc.

News Release

Ballard Reports Q4, Full Year 2013 Results & 2014 Outlook

•	Q4: Improved GM and reduced Opex contribute to positive Adjusted EBITDA

•	Full Year: 40% revenue growth and 63% Adjusted EBITDA improvement

For Immediate Release – February 25, 2014

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced consolidated financial results for the fourth quarter ended December 31, 2013 and full year 2013. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Summary of Q4 & Full Year 2013 Results

Ballard posted strong operating results in Q4, on both the top line and bottom line. Q4 results, compared to the same quarter last year, were as follows: revenue was up 5%, to $17.3 million; gross margin was up 12 points, to 34%; and Adjusted EBITDA improved significantly from ($3.2) million to $0.2 million. These results continued the strong positive trend in Ballard’s operating performance posted through the earlier quarters of 2013, as shown in the following quarterly results charts.

John Sheridan, President and CEO said, “Ballard’s strong Q4 results capped off a great year for the Company, with full year revenue growth of 40%, gross margin improvement of 10 points to 27% and 63% improvement in Adjusted EBITDA. When viewing this 2013 performance in the context of the past two years, it is clear the Company is executing strongly, on the right strategy. Executing on our three-level business model over the past two years, with product sales, engineering services and IP licensing, Ballard has posted 62% revenue growth, a doubling of gross margin and a 70% improvement in Adjusted EBITDA.”
Q4 & Full Year 2013 Highlights3

Growth (all comparisons to Q4 2012 and full year 2012 unless otherwise noted)
Q4 revenue was up 5% to $17.3 million, resulting in full year revenue growth of 40%, to $61.3 million, consistent with the Company’s guidance for revenue growth in excess of 30%.

Fuel Cell Product Sales:

(i) Telecom Backup Power

Q4 revenue of $5.9 million and full year revenue of $20.5 million, an increase of 74%.
ElectraGenTM system shipments of 177 in Q4 and full year system shipments of 796, an increase of 99%.
The bulk of these shipments fulfilled sales in Ballard’s priority markets of Japan, China, Southeast Asia, South Africa and the Caribbean.

(ii) Material Handling
Q4 revenue of $2.0 million and full year revenue of $6.5 million, an increase of 5%.
While full year 2013 revenue was relatively flat year-over-year, Ballard’s partner – Plug Power – has solidified its financing and recently reported a significant increase in its order book, including repeat orders from Walmart, Kroger, BMW and Mercedes-Benz.

(iii) Bus
2013 bus revenue was generated from the shipment of 12 power modules to system integrators in Europe, the U.S. and China, as well as from IP licensing. Bus revenue is reported in development stage markets.
In addition, in Q4 Ballard signed an MOU with Van Hool to support the manufacture and further deployment of zero emission fuel cell buses in Europe. The Companies are planning to submit a joint bid in Q1 2014 for additional funding of up to 25 European fuel cell buses.

Engineering Services:
Q4 revenue of $6.2 million and full year revenue of $21.1 million, an increase of 24%.
Engineering services is anchored by a 4-year contract with Volkswagen, signed in March 2013, and has broadened to include other automotive and non-automotive contracts.

IP Licensing:
Q4 revenue of $2.3 million from the bus module assembly license contract in China.2
Expected value of the contract in China is approximately $11 million over the initial 12-month period, from licensing and engineering services.

Path to Profitability (all comparisons to Q4 2012 and full year 2012 unless otherwise noted)
Q4 gross margin improved 12 points, to 34% and full year improved 10 points, to 27%, due to revenue growth and the impact on product mix of engineering services and licensing.
Q4 and full year gross margins benefited approximately 3-points and 1-point, respectively, from the net impact of Q4 inventory and warranty accrual adjustments.
Q4 cash operating costs4 improved 12%, to $6.5 million and full year improved 7%, to $28.3 million.
Q4 Adjusted EBITDA4 improved to $0.2 million and full year improved 63%, to ($8.2) million, consistent with the Company’s guidance for Adjusted EBITDA improvement in excess of 50%.
A net benefit of approximately $0.5 million was realized in Q4, due to the net impact of the aforementioned inventory and warranty accrual adjustments.
Q4 net income was ($2.3) million or ($0.02) per share, improvements of 87% and 89%, respectively. Full year net income was ($20.0) million or ($0.20) per share, improvements of 53% and 59%, respectively.
Q4 cash used by operating activities was ($0.9) million and for the full year was ($17.4) million, an improvement of 38%.
Year-end cash reserves were $30.3 million, with a zero balance on the Company’s bank operating line.

2014 Business Outlook

The Company expects the positive growth trends in 2012 and 2013 to continue in 2014 with a similar trajectory, as Ballard continues to pursue its growth strategy for fuel cell product sales, engineering services and IP licensing. As such, for the full year 2014 Ballard expects:

Revenue growth of approximately 30%; and
Approximately break-even Adjusted EBITDA.

CEO Transition

In a further development, John Sheridan, Ballard President and CEO, has informed the Board of Directors of his intention to retire by yearend 2014. Sheridan, 59, said, “After being CEO now for eight years and, with Ballard’s strengthened positioning and momentum, this is the right time for a transition in leadership.” The Board of Directors has established a search committee and expects to have the new CEO in place and the transition process completed by Q4.

Ian Bourne, Chairman of the Board of Directors said, “While we will be sorry to see John retire as CEO, we support his decision and thank him for his strong leadership, driving the transformation of Ballard from an automotive fuel cell R&D organization, to successfully become a global leader in clean energy fuel cell products and services.”

Q4 & Full Year 2013 Financial Highlights

(Millions of U.S. dollars)	Three months ended December 31,			Twelve months ended December 31,
	2013	2012	% Improvement	2013	2012	% Improvement
-
GROWTH
Fuel Cell Product & Service Revenue:
Telecom Backup Power	$5.9	$5.8	2%	$20.5	$11.7	74%
Material Handling	$2.0	$1.5	32%	$6.5	$6.2	5%
Engineering Services	$6.2	$7.1	-12%	$21.1	$17.0	24%
Development Stage Markets	$3.2	$2.1	52%	$13.2	$8.8	50%

Total Fuel Cell Product & Service Revenue	$17.3	$16.5	5%	$61.3	$43.7	40%

12 Month Rolling Order Book	$43.5	$36.8

PROFITABILITY

Gross Margin	34%	22%	12 points	27%	17%	10 points

Cash Operating Costs4	$6.5	$7.3	12%	$28.3	$30.3	7%

Adjusted EBITDA4	$0.2	($3.2)	105%	($8.2)	($22.1)	63%

Net Income (Loss)	($2.3)	($17.1)	87%	($20.0)	($42.3)	53%

Earnings Per Share	($0.02)	($0.19)	89%	($0.20)	($0.48)	59%

Normalized Net Loss4	($2.1)	($6.5)	67%	($18.3)	($31.8)	42%

Normalized Net Loss Per Share4	($0.02)	($0.07)	72%	($0.18)	($0.36)	50%

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($0.3)	($2.4)	87%	($12.0)	($22.2)	46%
Working Capital Changes	($0.5)	$1.9	129%	($5.4)	($5.9)	9%

Cash Used By Operating Activities	($0.9)	($0.5)	-63%	($17.4)	($28.1)	38%

Cash Reserves	$30.3	$21.8	39%

Cash Reserves, Net of Operating Line	$30.3	$12.5	143%

For a more detailed discussion of Ballard Power Systems’ Q4 and full year 2013 results, please see the Company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call

Ballard will hold a conference call on Wednesday, February 26, 2014 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its Q4 and full year 2013 operating results and Outlook for 2014. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and PowerPoint slide webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:
1 2011 revenue adjusted for Contract Manufacturing due to the completion of automotive manufacturing supply agreements with Daimler AG and a Daimler AG subsidiary in October 2011. Historical amounts to Daimler AG were reported in our former Contract Automotive segment and in our existing Fuel Cell Products and Services segment.
2 This IP licensing revenue is classified as bus revenue and reported in development stage markets.
3 With the January 31, 2013 sale of the Company’s non-core Material Products division, comparisons made to 2012 are on a continuing operations basis, excluding the Material Products division, consistent with IFRS accounting principles.
4 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard from continuing operations, excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.